

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 16, 2014

Jillian L. Bosmann
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

> Re: INFINITY CORE ALTERNATIVE FUND, File No. 811-22923

Dear Ms. Bosmann:

On December 20, 2013, you filed on behalf of INFINITY CORE ALTERNATIVE FUND ("Fund"), a closed-end investment company, a registration statement on Form N-2 under the Investment Company Act of 1940, as amended ("1940 Act") to register the Fund. The Fund states it will offer shares of beneficial interest ("Shares") in a private offering made "only pursuant to the exemptions provided by Rule 506 and Section 4(2) of the Securities Act of 1933, as amended." We have reviewed the filing and have the following comments.

Prospectus

1. Please include disclosure that the Fund uses a "fund of funds structure" on page 1 where the Fund first discusses the Investment Funds. The Fund uses this description for the first time on page 11.

2. Please clarify and include additional disclosure regarding the illiquid nature of the Fund on page 1, including:
   - The first bullet point: Add "regardless of how we perform" at the end of the sentence.
   - The fourth bullet point: Add "indefinite" before "period."
   - The fifth bullet point: Change "immediate" to "foreseeable."
   - The sixth bullet point: Change "may" to "will."
   - Add a bullet point stating that you intend to implement a share repurchase program, but only a limited number of Shares will be eligible for repurchase. In addition, state that any such repurchases will be at a [___%] (insert %) discount to the offering price in effect on the date of repurchase.

3. Please describe in plain English the meaning of "locked up" on page 2 and its effect on shareholders.

Fund Summary

4. On page 3, the disclosure states, "Prior to January 1, 2014, the Fund was taxed as a partnership." Please provide the staff with additional information about the partnership:
   - Is the partnership a private entity that is now being registered with the Commission? When did the partnership commence operations? Will all of the assets of the partnership become the Fund's assets?
   - Will the audited financial statements of the partnership be included in the registration statement? If not, please explain to the staff why they will not be included.

- Please clarify when the Fund was formed. The disclosure states the Fund was formed on August 16, 2013; however, it also states that the Fund was formerly a private fund formed on October 1, 2013.

5. On page 6, please make the following statement more prominent: "Each repurchase offer ordinarily will be limited to the repurchase of approximately 25% of the Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full amount of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis…." In addition, please explain to the staff under what conditions, if any, the Fund will offer to purchase less than 25% of the Shares outstanding.

6. Please clarify whether the Platform Manager is registered with the Commission in any capacity. Please confirm that the Platform Manager's monthly fees under the Platform Management Agreement with the Fund (Exhibit (k)(3)) will be updated and disclosed in the Exhibit to the registration statement. Please disclose that, pursuant to the agreement with the Platform Manager, the Fund will pay the Platform Manager certain expenses incurred by the Platform Manager, such as expenses incurred for "selection or monitoring of investments."

Summary of Fees and Expenses

7. On page 8, change "Interest Expense" to "Interest Payments on Borrowed Funds". See Item 3(1) of Form N-2 (interest paid in connection with outstanding loans, bonds or other debt).

Use of Proceeds

8. On page 9, please clarify what range of time is "considerable." See Item 7(2) of Form N-2 (i.e., how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and the consequences for the delay.)

Investment Strategies and Overview of Investment Process

9. On page 10, please:
   - Clarify whether the following statement describes the basis for the Advisers' selecting investments, including the type of security and the particular industry: "Th[e] selection process is based upon the Adviser's expertise in the investment field and the longstanding association the Advisers enjoy with members of the financial, business and political communities."
   - Describe what is meant by "hedge exposures deemed too risky" for the Fund.
   - Describe additional disclosure to describe the following phrases: "certain advantages," "proven ability," and "many years of investment experience".
   - Describe the "significant investment practices or techniques" that the Fund intends to employ. See Item 8(2), Instruction d of Form N-2.

10. Page 10 states in part that, "[i]n selecting particular Investment Funds and investment managers to which the Fund will allocate assets…." With regard to this disclosure, please clarify whether the Adviser (or Sub-Adviser) is selecting investments for the Fund (i.e., Investment Funds), and/or selecting third-party investment advisers to manage any portion of the Fund's assets under an investment advisory agreement. If the latter, please confirm, if the Fund enters into sub-advisory contracts, that the Fund has obtained a Section 15(c) order under the 1940 Act. Please note that inconsistent disclosure also appears on pages 1 and 11.

11. Please inform the staff, in connection with the disclosure on page 10, what steps the Board and Adviser will take to ensure that none of the Investment Funds is an affiliate of the Fund, the Adviser, the Sub-Adviser, the Distributor, or their affiliates for purposes of the limitations of Section 17(a), (d), and (e) of the 1940 Act.

12. On page 11, please clarify: how the Advisers will evaluate "the degree to which a specific investment manager or Investment Fund complements and balances the Fund's portfolio and correlates to the strategies employed by other investment managers and Investment Funds selected by the Partnerships;" how the fees charged for a particular investment are factored in; and the meaning of "size and efficiency of assets managed" for the Fund/Adviser.

General Risks

13. Beginning on page 12, please identify the "Principal Risk Factors," and then identify other risk factors associated with an investment in another company with investment objectives, investment policies, capital structure or trading markets similar to the Fund. See Item 3(a) of Form N-2.

14. On page 12, please explain what is meant by "considerable experience" in evaluating performance of alternative asset managers.

15. We note that the Fund discloses that it may engage in transactions involving swaps. When the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

16. Under the "Derivatives Instruments" heading on page 13, please review your disclosure in light of the observations from this Division: Letter to the ICI re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010), available on the Commission's website at www.sec.gov. Confirm that you have taken the observations in that letter into account when drafting the derivatives disclosure.

17. Please disclose on page 13, under the "Legal, Tax and Regulatory" heading, whether any delay in Adviser reporting may delay reports to Shareholders. If this delay may cause Shareholders to file a tax extension, please clearly and prominently disclose that information.

18. On page 16, please confirm whether any of the Underlying Managers will be registered CPOs.

19. On page 16 under the heading "General Investment Related Risks," please include disclosure regarding how these risks may affect the performance and NAV of the Fund (not just of the Investment Funds). See Item 8(3) of Form N-2.

20. We have the following comments in the section under the heading "Prior Performance Information":

    a. Please change the title of this heading to "Prior Performance of Similar Accounts" and identify the source of the performance information.

    b. Please also state the "prior performance represents the historical performance for similarly managed accounts and is not the Fund's performance or indicative of the Fund's future performance."

    c. If applicable, please state the prior and/or related performance net of all *sales loads* relating to the account (e.g., private placement fees for the private funds).

    d. Does the Fund have its own performance? If so, why is it not shown? If the Fund has its own performance, the performance of similar accounts should not be more prominent.

    e. The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since the date of inception if less than 10 years (disclose inception date). (Performance may be presented in other formats if accompanied by the average annual return for 1, 5, and 10 years.)

    f. If the standardized SEC method is not used to calculate the prior performance, the disclosure should state how the performance was calculated and that the method differs from the standardized SEC method.

21. Please state whether the Adviser is controlled by Vivaldi Capital Management, LLC ("VAC"), an affiliate of the Adviser, and if so, the nature of VAC's business. In addition, please provide a description of the Adviser's experience as an investment adviser and note the fact that it is recently registered in 2013 and has not previously advised a registered investment company. See Item 9(1)(b)(1) of Form N-2.

22. Please state whether the Sub-Adviser is controlled by another person, and if so, the nature of its business; please provide a description of Sub-Adviser's experience as an investment adviser. See Item 9(1)(b)(1) of Form N-2.

23. Please update the disclosure on page 35 under the heading "Partnership Status" to reflect the Fund's status. Please also update any disclosure in the Form that contemplates that the Fund *might* register under the 1940 Act.

24. Under the "Placement Agent" heading on page 26, please clarify whether the placement agent or the Fund pays the sub-placement agents and from what fee the sub-placement agent is paid.

25. On page 26, please specify the "certain liabilities" for which the Fund will indemnify the Placement Agent and its affiliates, and which "certain other parties" are also indemnified.

26. On page 29 under the heading "Outstanding Securities," the disclosure states there are no shareholders. This is inconsistent with page 27 of the SAI listing "Control Persons and Principal Shareholders" and the private fund's Form D filing. Please clarify and make the filing consistent.

Statement of Additional Information

27. Item 21 of Form N-2 requires the Fund to provide the number of other accounts managed and total assets in the accounts managed within these categories: registered investment companies, other pooled investment vehicles, and other accounts. Please include the number of accounts and total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

28. Item 21(1)(d) of Form N-2 requires the Fund to describe any material conflicts of interest that may arise in connection with the portfolio manager's management of the Fund's investments and its other accounts (e.g., investment strategy, allocation opportunities, etc.). Please include the required information.

29. Item 21(2) of Form N-2 requires the Fund to disclose the structure of and method used to determine the compensation of each portfolio manager (specific criteria on type of compensation, fixed, based on value of Fund's portfolio, and if so, benchmark used to measure performance and period over which performance is measured). Please include the required information.

30. Please disclose whether the Adviser or Sub-Adviser use any affiliated broker-dealers to execute transactions for the Fund. See Item 22(2)(a) of Form N-2.

31. Please describe how brokers will be selected to effect securities transactions (other than Investment Funds that are privately purchased) and how evaluations will be made of the reasonableness of brokerage commissions paid, including the factors considered. See Item 22(3) of Form N-2 and the Instructions thereto.

32. If applicable, disclose if the Adviser or Sub-Adviser directed brokerage to any broker because of research, and if so, state the amount of transactions and related commissions. See Item 22(4) of Form N-2.

Part C Other Information

33. Item 25(2)(p) of Form N-2 requires the Fund to include as an exhibit a copy of any agreement made in consideration for providing the initial capital between or among the Fund, the underwriter, adviser, promoter, or initial stockholders and other assurances. Please explain why this Item is "Not Applicable" if the Fund is currently a private fund with $19,505,000 in assets.

34. Please confirm that there are no bonus, profit sharing, or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Fund in their capacity as such. See Item 25(2)(i) of Form N-2.

35. The response in Item 29 is inconsistent with the private fund's Form D filing that states there are 10 investors. In addition, the Sub-Adviser's Form ADV states there are 2 beneficial owners of the private fund. Please clarify and make consistent.

36. Please note that the Placement Agent Agreement attached as an exhibit to the registration statement currently states that the Fund has not been registered as an investment company under the 1940 Act, that it is a continuous offering, and that it is a private fund. In addition, exhibit A to this agreement to identify fees is blank and no reference to exhibit A is made in the agreement. Please update these disclosures.

* * * * * * * * *

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when added in an amendment, on any disclosure made in response to this letter, on information provided to us supplementally, or on exhibits included in any amendment to this filing.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Jillian L. Bosmann
January 16, 2014

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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If you have any questions about these comments, please call me at (202) 551-6974.

Sincerely,

/s/ Monique S. Botkin

Monique S. Botkin
Attorney-Adviser